Exhibit 99.9

Stantec Inc. Code of Ethics Policy

October 31, 2012

Policy

Stantec conducts business in accordance with high ethical, moral and legal standards, efficiently, in good faith, with due care, and in the best interests of the Company, its employees, shareholders, and other stakeholders. Stantec maintains business practice standards that will earn the respect of everyone with whom the Company conducts business.

Practice

The following standards are intended to protect the Company’s reputation and the quality of its services, as well as to serve the best interests of its clients, employees, and shareholders.

Application

The Stantec Code of Ethics applies to all employees and is not intended to be exhaustive. Employees are expected to conduct themselves in the performance of their duties with high ethical, moral, and legal standards.

Dealing with Each Other

Stantec understands that effective relationships are based on the recognition of the value and worth of each individual and that it is necessary to provide a working climate that is conducive to the success and well-being of all employees. Stantec works to create an atmosphere of mutual trust and respect by being honest, fair, and consistent. Stantec treats all employees fairly and impartially and strives to consistently follow Company policies and practices. Stantec employees listen to one another and foster open and honest communications. Stantec values the opinion of employees, respects their diverse backgrounds, encourages communication among employees, and solicits ideas and suggestions to improve or benefit the Company.

Stantec prohibits the use by its employees of any social or other media to post or display comments about coworkers, supervisors, clients or the Company that are vulgar, obscene, threatening, intimidating, harassing, or a violation of Stantec’s workplace policies against discrimination, harassment, or violence.

Stantec Inc. Code of Ethics Policy

Dealing with Shareholders

Stantec is committed to protecting and improving shareholder value through the prudent use of Company resources and by observing high standards of legal and ethical conduct in all its business dealings. The Company communicates with shareholders regularly, candidly, and promptly, providing the information necessary to evaluate its management and investment value.

Dealing with Clients

Serving clients is the essence of Stantec’s business. Meeting our clients’ expectations and providing good value are the best ways to ensure ongoing demand for our services. Stantec will accurately represent its services and clearly communicate the terms under which these services are provided.

Dealing with Subconsultants and Suppliers

Stantec is committed to the fair treatment of subconsultants and suppliers and will select subconsultants and suppliers who provide the best value for the Company and its clients while also respecting its clients’ wishes.

Proprietary Information Belonging to the Company

Employees must maintain the confidentiality of the Company’s proprietary information. Examples of proprietary information include strategic plans, client lists, marketing plans, rate tables, and much of the technical information that the Company generates or uses in its business. The disclosure or misuse of Stantec’s business information can harm the Company’s competitive position and/or reputation and may be a violation of applicable laws. Employees, therefore, must not disclose business information outside the Company unless they are authorized and legal to do so.

Proprietary Information of Others

Stantec regularly receives proprietary information from its clients, subconsultants, and suppliers. The wrongful possession or use of any proprietary information of any third party is prohibited. Employees may use lawfully obtained proprietary information only for the purpose for which it is provided. If an employee is offered, or comes into, unauthorized possession of third-party proprietary information, the employee must decline the offer and take appropriate steps, if applicable, to return the information.

Abiding by the Law

Wherever Stantec operates, it will at all times comply with applicable laws and regulations. In acting on behalf of Stantec, no employee shall, at any time, take any action which they know or reasonably should know to be in violation of any applicable law or regulation. Any time an employee is uncertain about the application

Stantec Inc. Code of Ethics Policy

or interpretation of a law or regulation, they should consult their supervisor who, in case of doubt, should seek the opinion of the Company’s Risk Management team.

Improper Payments

No payment will be made by, or improper benefit conferred on behalf of, the Company either directly or indirectly to government officials, political candidates, or officers or employees of clients, subcontractors, suppliers, or competitors that violates applicable laws. Bribes, facilitation payments and trading in influence are strictly prohibited. Employees working outside North America should familiarize themselves with Stantec’s policy regarding foreign business practices.

Personal Business

Personal business should not be conducted during normal working hours. Any/all personal business activities should be confined to after hours or lunch breaks and should be consistent with Stantec’s Moonlighting and Conflict of Interest policies and practices.

Reporting Violations of the Stantec Code of Ethics

An employee who becomes aware of a violation of this code, or who believes that a violation may take place in the future, must report the matter. Ordinarily, the report should be made to the employee’s immediate supervisor who, in turn, must report it to the Company’s general counsel. If the supervisor takes no action or the employee feels that it would be appropriate to report to a person in higher authority, the employee should bring the matter to the attention of the general counsel. Requests for anonymity will be respected to the extent that this does not result in the violation of the rights of another employee.

Reporting Violations of the Law

In addition to reporting violations of the Company’s Code of Ethics, it is Stantec’s policy to protect employees against unlawful discrimination or retaliation by their employer as a result of lawfully reporting information regarding, or participating in, investigations that involve corporate fraud or other violations of applicable law by the Company or its employees. For further information, refer to Stantec’s Integrity policy.

Compliance Responsibilities

Stantec’s Code of Ethics is to be strictly followed at all times and under all circumstances. Any violation will subject an employee to disciplinary action up to and including termination. To protect its employees, shareholders, and other stakeholders, the Company has designated its general counsel as the individual who is responsible for administering and overseeing the compliance and reporting process of this code. The general counsel will refer submitted complaints as he or

Stantec Inc. Code of Ethics Policy

she determines to be appropriate, or as required under the directives of the Stantec Board of Directors, to the chief executive officer, the chief operating officer, the vice president of Human Resources, the chair of the board, or an appropriate committee of the board.

Stantec and all of its employees benefit from an atmosphere of good ethical conduct. Employees are encouraged to discuss with their supervisor or regional Human Resources coordinator, or, if they prefer, with the Company’s general counsel, any situations of existing or potential noncompliance involving themselves or others.